BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2014

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc SAYE Share Option Scheme (2003)
Period of return:From: 1 January 2014	To:30 June 2014
Balance of unallotted securities under scheme(s) from previous return:	1,769,315

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 47,474

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 1,721,841

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2014

Name of applicant:	Reed Elsevier PLC
Name of scheme:	Reed Elsevier Group plc SAYE Share Option Scheme (2013)
Period of return:	From:	1 January 2014	To:	30 June 2014
Balance of unallotted securities under scheme(s):200,000

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): N/A

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 1,051

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 198,949

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2014

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (1993)
Period of return:From: 1 January 2014	To:30 June 2014
Balance of unallotted securities under scheme(s) from previous return:	5,412,188

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 5,412,188

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2014

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (2003)
Period of return:From: 1 January 2014	To:30 June 2014
Balance of unallotted securities under scheme(s) from previous return:	7,236,559

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 2,024,400

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 5,212,159

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2014

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (2013)
Period of return:From: 1 January 2014	To:	30 June 2014
Balance of unallotted securities under scheme(s) from previous return:	200,000

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 7,610

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 192,390

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2014

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Long Term Incentive Share Option Scheme
Period of return:From: 1 January 2014	To:	30 June 2014
Balance of unallotted securities under scheme(s) from previous return:	260,624

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 88,012

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 172,612

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653